SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON SEPTEMBER 26, 2008, DRAWN UP IN SUMMARY FORMAT.

Corporate Registry (NIRE): 33300011595

1.	Date: September 26, 2008.

2.	Time: 05:00 p.m.

3.	Venue: Av. Brigadeiro Faria Lima, n° 3400 – 20° andar, in the city and state of São Paulo.

4.
Attendance: Benjamin Steinbruch, Jacks Rabinovich, Antonio Francisco dos Santos, Yoshiaki Nakano, Dionísio Dias Carneiro, Mauro Molchansky, Darc Antonio da Luz Costa, Fernando Perrone and Claudia Maria Sarti (Secretary of the Meeting).

6.
Agenda: 6.1 – Reopening of the Company’s Share Buyback Program – The Board of Directors (“Board”) unanimously approved the reopening of the Company’s Share Buyback Program. Acquired shares will be held in treasury for subsequent sale or cancellation, in accordance with the provisions of article 3 of CVM Instruction 10/80, via transactions on Stock Exchange, using the following brokers: Itaú Corretora de Valores S.A., located at Av. Engenheiro Armando de Arruda Pereira, 707 -15° andar- in the city of São Paulo, UBS Pactual Corretora de Mercadorias Ltda., located at Av. Brigadeiro Faria Lima, 3729 – 10° andar – in the city of São Paulo, Credit Suisse First Boston CTVM S.A., located at Av. Brigadeiro Faria Lima 3064 – 13° andar- in the city of São Paulo, and Itaú USA Securities Inc., located at 540 Madison Avenue - 23rd Floor- in New York city. The program is limited to the acquisition of up to 10,800,000 shares issued by the Company. The effective period for the acquisition of shares starts on September 29, 2008 and ends on October 29, 2008, inclusively. The shares acquisition price shall not exceed their trading price at the stock exchange. Pursuant to article 5 of CVM Instruction 10, of February 14, 1980, the company's free float is 455,343,843 shares. The Company’s purpose is to maximize the creation of value to shareholders through an efficient capital structure management. The Board of Directors entrust the Board of Executive Officers to implement the resolution taken herein, including the establishment of the most convenient date to start the share buyback program approved herein.

This is a free translation of the original minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.